SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on July 3, 2017.

By letter dated July 3, 2017, the company reported that on June 30, 2017, it has indirectly sold to a non related third party the entire 'Cuatro Vientos' farm of  2.658 hectares dedicated to sugar cane and crop activity, located in the Department of Santa Cruz, Bolivia.

The total amount of the transaction was set at USD 14.23 million (USD / ha 5,280), of which USD 7.42 million has been already paid and the remaining USD 6.85 million, guaranteed by a mortgage in first grade, will be canceled on December 28, 2017, together with the cancellation of the mortgage.

The gross profit of the transaction amounts to approximately USD 4.5 million, and will be recorded in the company's financial statements in the fourth quarter of fiscal year 2017.

In addition, our subsidiary Brasilagro has informed to the market a partial sale of  625 hectares of Jatobá farm, located in Jaborandi, State of Bahia, Brazil, at a price of BRL 10.9 million (BRL / ha 20,180).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  July 03, 2017